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SEC Mail Processing Section

MAR 1 - 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68621

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackArch Securities LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 West Trade Street, Suite 2200
(No. and Street)

Charlotte   North Carolina   28202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Caldwell, CPA, CFO   704-414-6310
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – if individual, state last, first, middle name)

1111 Metropolitan Ave., Suite 1000   Charlotte   North Carolina   28204
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Jane Caldwell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BlackArch Securities LLC_____ , as of _____December 31_____ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

NOTARY PUBLIC
JANIS S HARRIS
MECKLENBURG COUNTY, NC

Jane Caldwell
Signature

Chief Financial Officer
Title

Janis S. Harris
Notary Public

My Commission Expires 7-7-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

And Report of Independent Auditors



Cherry Bekaert LLP

CPAs & Advisors

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

And Report of Independent Auditors

BLACKARCH SECURITIES LLC
TABLE OF CONTENTS


Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditors

The Member
BlackArch Securities LLC
Charlotte, North Carolina

Report on the Financial Statement

We have audited the accompanying statement of financial condition of BlackArch Securities LLC (the "Company") as of December 31, 2012, and the related notes to the financial statement, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BlackArch Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Charlotte, North Carolina
February 14, 2013

BLACKARCH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	712,679
Total assets	$	712,679

LIABILITIES AND MEMBER'S INTEREST

Liabilities

Accounts payable	$	3,288
Accrued expenses		51,954
Total liabilities		55,242

Member's Interest

Member's interest		506,600
Retained earnings		150,837
Total member's interest		657,437
Total liabilities and member's interest	$	712,679

BLACKARCH SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2012

Note 1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Income taxes – As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Accordingly, no provision for income taxes is reflected on the accompanying financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to this financial statement.

Concentrations of credit risk – The Company places its cash and cash equivalents on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. In addition, the FDIC provided unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts through December 31, 2012; however, effective January 1, 2013 the FDIC discontinued the additional unlimited coverage. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Note 3—Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2012 were as follows:

Net capital	$657,437
Net capital ratio (ratio of indebtedness to capital)	.0840 to 1

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.